TOYOTA MOTOR
CORPORATION
Consolidated Financial Statements
For the Period Ended
June 30, 2009

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Balance Sheets
As of June 30, 2009 and March 31, 2009
--------------------------------------------------------------------------------

                                     ASSETS
                                     ------


                                                                                                        U.S. dollars
                                                                Yen in millions                         in millions
                                             ---------------------------------------------------- ------------------------
                                                       June 30,                  March 31,                June 30,
                                                         2009                      2009                     2009
                                             ---------------------------- ----------------------- ------------------------
Assets
   Current assets:
     Cash and cash equivalents                  (Y)    2,689,374            (Y)    2,444,280            $      28,011
     Time deposits                                        41,087                      45,178                      428
     Marketable securities                               431,857                     495,326                    4,498
     Trade accounts and notes receivable,
        less allowance for doubtful accounts           1,405,885                   1,392,749                   14,643
     Finance receivables, net                          3,878,939                   3,891,406                   40,401
     Other receivables                                   367,214                     332,722                    3,825
     Inventories                                       1,483,992                   1,459,394                   15,457
     Deferred income taxes                               595,123                     605,331                    6,199
     Prepaid expenses and other current
        assets                                           812,460                     632,543                    8,462
                                             ---------------------------- ----------------------- ------------------------
     Total current assets                             11,705,931                  11,298,929                  121,924
                                             ---------------------------- ----------------------- ------------------------
   Noncurrent finance receivables, net                 5,610,939                   5,655,545                   58,441
   Investments and other assets:
     Marketable securities and other
        securities investments                         2,176,243                   2,102,874                   22,667
     Affiliated companies                              1,844,226                   1,826,375                   19,209
     Employees receivables                                69,759                      69,523                      726
     Other                                               764,534                     707,110                    7,963
                                             ---------------------------- ----------------------- ------------------------
     Total investments and other assets                4,854,762                   4,705,882                   50,565
                                             ---------------------------- ----------------------- ------------------------
   Property, plant and equipment:
     Land                                              1,265,051                   1,257,409                   13,176
     Buildings                                         3,672,959                   3,633,954                   38,256
     Machinery and equipment                           9,359,597                   9,201,093                   97,486
     Vehicles and equipment on operating
        leases                                         2,703,388                   2,836,881                   28,157
     Construction in progress                            220,119                     263,602                    2,293
                                             ---------------------------- ----------------------- ------------------------
     Subtotal                                         17,221,114                  17,192,939                  179,368
                                             ---------------------------- ----------------------- ------------------------
     Less - Accumulated depreciation                  (9,988,204)                 (9,791,258)                (104,033)
                                             ---------------------------- ----------------------- ------------------------
     Total property, plant and equipment, net          7,232,910                   7,401,681                   75,335
                                             ---------------------------- ----------------------- ------------------------
   Total assets                                 (Y)   29,404,542            (Y)   29,062,037            $     306,265
                                             ============================ ======================= ========================


                The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Balance Sheets
As of June 30, 2009 and March 31, 2009
--------------------------------------------------------------------------------

                                     LIABILITIES AND SHAREHOLDERS' EQUITY
                                     ------------------------------------

                                                                                                               U.S. dollars
                                                                  Yen in millions                              in millions
                                             ---------------------------------------------------------- ----------------------------
                                                       June 30,                     March 31,                    June 30,
                                                         2009                         2009                         2009
                                             ----------------------------  ---------------------------- ----------------------------
Liabilities
   Current liabilities:
      Short-term borrowings                  (Y)       3,559,234             (Y)       3,617,672            $        37,071
      Current portion of long-term debt                2,563,588                       2,699,512                     26,701
      Accounts payable                                 1,485,528                       1,299,455                     15,473
      Other payables                                     656,198                         670,634                      6,835
      Accrued expenses                                 1,575,080                       1,540,681                     16,405
      Income taxes payable                                50,190                          51,298                        523
      Other current liabilities                          728,299                         710,041                      7,586
                                             ----------------------------  ---------------------------- ----------------------------
      Total current liabilities                       10,618,117                      10,589,293                    110,594
                                             ----------------------------  ---------------------------- ----------------------------
   Long-term liabilities:
      Long-term debt                                   6,565,472                       6,301,469                     68,383
      Accrued pension and severance costs                637,314                         634,612                      6,638
      Deferred income taxes                              728,003                         642,293                      7,583
      Other long-term liabilities                        253,675                         293,633                      2,642
                                             ----------------------------  ---------------------------- ----------------------------
      Total long-term liabilities                      8,184,464                       7,872,007                     85,246
                                             ----------------------------  ---------------------------- ----------------------------
   Total liabilities                                  18,802,581                      18,461,300                    195,840
                                             ----------------------------  ---------------------------- ----------------------------
Shareholders' equity
   Toyota Motor Corporation shareholders'
      equity:
      Common stock, no par value,                        397,050                         397,050                      4,135
        authorized: 10,000,000,000 shares
        as of June 30, 2009 and March 31,
        2009
        issued: 3,447,997,492 shares
        as of June 30, 2009 and March 31,
        2009
      Additional paid-in capital                         501,895                         501,211                      5,228
      Retained earnings                               11,344,044                      11,531,622                    118,155
      Accumulated other comprehensive
        income(loss)                                    (916,112)                     (1,107,781)                    (9,542)
      Treasury stock, at cost,                        (1,260,669)                     (1,260,895)                   (13,131)
        312,060,165 shares as of June 30,
        2009 and 312,115,017 shares as of
        March 31, 2009
                                             ----------------------------  ---------------------------- ----------------------------
      Total Toyota Motor Corporation                  10,066,208                      10,061,207                    104,845
        shareholders' equity                 ----------------------------  ---------------------------- ----------------------------
   Noncontrolling interest                               535,753                         539,530                      5,580
                                             ----------------------------  ---------------------------- ----------------------------
   Total shareholders' equity                         10,601,961                      10,600,737                    110,425
                                             ----------------------------  ---------------------------- ----------------------------
Commitments and contingencies
                                             ----------------------------  ---------------------------- ----------------------------
Total liabilities and shareholders' equity   (Y)      29,404,542             (Y)      29,062,037            $       306,265
                                             ============================  ============================ ============================


                The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Consolidated Statement of Income
For the first quarter ended June 30, 2009
--------------------------------------------------------------------------------

                                                                                                                 U.S. dollars
                                                                       Yen in millions                           in millions
                                                       ---------------------------------------------------   --------------------
                                                            For the first              For the first             For the first
                                                            quarter ended              quarter ended             quarter ended
                                                            June 30, 2008              June 30, 2009             June 30, 2009
                                                       ------------------------    -----------------------   --------------------
Net revenues:
   Sales of products                                       (Y)      5,858,843        (Y)      3,521,081        $          36,674
   Financing operations                                               356,287                   314,996                    3,281
                                                       ------------------------    -----------------------   --------------------
   Total net revenues                                               6,215,130                 3,836,077                   39,955
                                                       ------------------------    -----------------------   --------------------
Costs and expenses:
   Cost of products sold                                            4,989,767                 3,368,860                   35,089
   Cost of financing operations                                       184,316                   183,955                    1,916
   Selling, general and administrative                                628,456                   478,125                    4,980
                                                       ------------------------    -----------------------   --------------------
   Total costs and expenses                                         5,802,539                 4,030,940                   41,985
                                                       ------------------------    -----------------------   --------------------
Operating income (loss)                                               412,591                  (194,863)                  (2,030)
                                                       ------------------------    -----------------------   --------------------
Other income (expense):
   Interest and dividend income                                        41,912                    22,775                      237
   Interest expense                                                   (14,353)                   (8,800)                     (92)
   Foreign exchange gain, net                                          13,985                    27,999                      292
   Other income (loss), net                                            (1,081)                   14,381                      150
                                                       ------------------------    -----------------------   --------------------
   Total other income (expense)                                        40,463                    56,355                      587
                                                       ------------------------    -----------------------   --------------------
Quarterly income (loss) before income
      taxes and equity in earnings of
      affiliated companies                                            453,054                  (138,508)                  (1,443)
                                                       ------------------------    -----------------------   --------------------
Provision for income taxes                                            174,666                   (47,797)                    (498)
Equity in earnings of affiliated companies                             95,064                     3,546                       37
                                                       ------------------------    -----------------------   --------------------
Quarterly net income (loss)                                           373,452                   (87,165)                    (908)
                                                       ------------------------    -----------------------   --------------------
Less: Quarterly net (income) loss                                     (19,793)                    9,343                       97
    attributable to the noncontrolling interest        ------------------------    -----------------------   --------------------
Quarterly net income (loss) attributable to                (Y)        353,659        (Y)        (77,822)       $            (811)
    Toyota Motor Corporation                           ========================    =======================   ====================



                                                                 Yen                        Yen                 U.S. dollars
                                                       ------------------------    -----------------------   --------------------
Quarterly net income (loss) attributable to
    Toyota Motor Corporation per share
  Basic                                                    (Y)         112.30        (Y)         (24.82)        $          (0.26)
                                                       ========================    =======================   ====================
  Diluted                                                  (Y)         112.28        (Y)         (24.82)        $          (0.26)
                                                       ========================    =======================   ====================


                The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Unaudited Condensed Consolidated Statement of Cash Flows
For the first quarter ended June 30, 2009
--------------------------------------------------------------------------------

                                                                                                               U.S. dollars
                                                                           Yen in millions                     in millions
                                                            ---------------------------------------------- ----------------------
                                                                For the first          For the first           For the first
                                                                quarter ended          quarter ended           quarter ended
                                                                June 30, 2008          June 30, 2009           June 30, 2009
                                                            --------------------- ------------------------ ----------------------
Cash flows from operating activities:
   Quarterly net income (loss)                               (Y)      373,452        (Y)        (87,165)         $          (908)
   Adjustments to reconcile quarterly net income
   (loss) to net cash provided by operating activities
      Depreciation                                                    353,659                   334,712                    3,486
      Provision for doubtful accounts and credit
        losses                                                         47,142                    38,282                      399
      Pension and severance costs, less payments                      (12,080)                    3,087                       32
      Losses on disposal of fixed assets                               20,024                     8,093                       84
      Unrealized losses on available-for-sale
        securities, net                                                    19                       395                        4
      Deferred income taxes                                           (17,277)                  (22,361)                    (233)
      Equity in earnings of affiliated companies                      (95,064)                   (3,546)                     (37)
      Changes in operating assets and liabilities,                    262,890                   287,457                    2,994
        and other                                           --------------------- ------------------------ ----------------------
   Net cash provided by operating activities                          932,765                   558,954                    5,821
                                                            --------------------- ------------------------ ----------------------
Cash flows from investing activities:
  Additions to finance receivables                                 (2,326,976)               (1,832,060)                 (19,082)
  Collection of and proceeds from sales of finance
    receivables                                                     1,870,129                 1,850,764                   19,277
  Additions to fixed assets excluding equipment
    leased to others                                                 (354,471)                 (217,840)                  (2,269)
  Additions to equipment leased to others                            (320,170)                 (170,722)                  (1,778)
  Proceeds from sales of fixed assets excluding
    equipment leased to others                                         17,572                    14,650                      153
  Proceeds from sales of equipment leased to others                    91,580                   136,848                    1,425
  Purchases of marketable securities and security
    investments                                                      (308,335)                  (40,710)                    (424)
  Proceeds from sales of and maturity of
    marketable securities and security investments                    351,258                   121,477                    1,265
  Changes in investments and other assets, and other                  (34,643)                  (96,688)                  (1,007)
                                                            --------------------- ------------------------ ----------------------
  Net cash used in investing activities                            (1,014,056)                 (234,281)                  (2,440)
                                                            --------------------- ------------------------ ----------------------
Cash flows from financing activities:
  (Purchase) reissuance of common stock                                   (96)                      230                        2
  Proceeds from issuance of long-term debt                            656,886                   895,918                    9,331
  Payments of long-term debt                                         (700,888)                 (776,854)                  (8,091)
  Increase (decrease) in short-term borrowings                        593,422                  (105,633)                  (1,100)
  Dividends paid                                                     (236,196)                 (109,756)                  (1,143)
                                                            --------------------- ------------------------ ----------------------
  Net cash provided by (used in) financing activities                 313,128                   (96,095)                  (1,001)
                                                            --------------------- ------------------------ ----------------------
Effect of exchange rate changes on cash and cash
   equivalents                                                         48,222                    16,516                      172
                                                            --------------------- ------------------------ ----------------------
Net increase in cash and cash equivalents                             280,059                   245,094                    2,552
                                                            --------------------- ------------------------ ----------------------
Cash and cash equivalents at beginning of period                    1,628,547                 2,444,280                   25,459
                                                            --------------------- ------------------------ ----------------------
Cash and cash equivalents at end of period                   (Y)    1,908,606        (Y)      2,689,374          $        28,011
                                                            ===================== ======================== ======================


                The accompanying notes are an integral part of these consolidated financial statements.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

1.       Basis of preparation:

         The accompanying unaudited condensed consolidated financial statements of Toyota Motor Corporation (the "parent company") as of and for the period ended June 30, 2009, have been prepared in accordance with accounting principles generally accepted in the United States of America and on substantially the same basis as its annual consolidated financial statements except for certain required disclosures which have been omitted. The unaudited condensed consolidated financial statements should be read in conjunction with the Annual Report on Form 20-F for the year ended March 31, 2009. The unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the result for that period and the financial condition at that date. The consolidated result for the three-month period is not necessarily indicative of results to be expected for the full year.

         Reclassifications -
         Certain prior year amounts have been reclassified to conform to the presentations as of and for the first quarter ended June 30, 2009.

2. Accounting changes and recent pronouncements to be adopted in future periods:

         Accounting changes -
         In December 2007, the Financial Accounting Standards Board ("FASB") issued FAS No. 141(R), Business Combinations ("FAS 141(R)"). FAS 141(R) establishes principles and requirements for how the acquirer recognizes and measures the identifiable assets acquired, the liabilities assumed, any noncontrolling interest, and the goodwill acquired in a business combination or a gain from a bargain purchase. Also, FAS 141(R) provides several new disclosure requirements that enable users of the financial statements to evaluate the nature and financial effects of the business combination. Toyota and its consolidated subsidiaries ("Toyota") adopted FAS 141(R) from the business combinations on and after the beginning of fiscal year begun on or after December 15, 2008. The adoption of FAS 141(R) did not have a material impact on Toyota's consolidated financial statements.

         In December 2007, FASB issued FAS No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51 ("FAS 160"). FAS 160 amends the guidance in Accounting Research Bulletins
         No. 51, Consolidated Financial Statements, to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. Toyota adopted FAS 160 from the interim period within the fiscal year begun on or after December 15, 2008. As a result, noncontrolling interest, formerly reported as minority interest, is reported as shareholders' equity in the consolidated balance sheets, and the amount of net income attributable to the parent and to the noncontrolling interest are identified and presented in the consolidated statements of income. Since the presentation and disclosure requirements have been applied retrospectively for all periods presented in the consolidated financial statements in which FAS 160 is applied, certain prior year amounts have been reclassified to conform to FAS 160. The adoption of FAS 160 did not have a material impact on Toyota's consolidated financial statements.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

         In April 2009, FASB issued FASB Staff Position No. FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments ("FSP FAS 115-2 and FAS 124-2"). FSP FAS 115-2 and FAS 124-2 revises the recognition and presentation requirements for other-than-temporary impairments of debt securities, and contains additional disclosure requirements related to debt and equity securities. Toyota adopted
         FSP FAS 115-2 and FAS 124-2 from the interim period ended after June 15, 2009. The adoption of FSP FAS 115-2 and FAS 124-2 did not have a material impact on Toyota's consolidated financial statements.

         In May 2009, FASB issued FAS No. 165, Subsequent Events ("FAS 165"). FAS 165 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued. Toyota adopted FAS 165 from the interim period ended after June 15, 2009. The adoption of FAS 165 did not have a material impact on Toyota's consolidated financial statements. Toyota had evaluated subsequent events through August 6, 2009, which was the date that Toyota issued these consolidated financial statements in Japan.

         Recent pronouncements to be adopted in future periods -
         In December 2008, FASB issued FASB Staff Position No. FAS 132(R)-1, Employers' Disclosures about Postretirement Benefit Plan Assets ("FSP FAS 132(R)-1"). FSP FAS 132(R)-1 requires additional disclosures about postretirement benefit plan assets including investment policies and strategies, categories of plan assets, fair value measurements of plan assets, and significant concentrations of risk. FSP FAS 132(R)-1 is effective for fiscal year ending after December 15, 2009. Management does not expect this FSP to have a material impact on Toyota's consolidated financial statements.

         In June 2009, FASB issued FAS No. 166, Accounting for Transfers of Financial Assets - an amendment of FASB Statement No. 140 ("FAS 166"). FAS 166 eliminates the concept of a qualifying special-purpose entity, changes the requirements for derecognizing financial assets, and requires additional disclosures about transfers of financial assets. FAS 166 is effective for fiscal year beginning after November 15, 2009, and for interim period within the fiscal year. Management is evaluating the impact of adopting FAS 166 on Toyota's consolidated financial statements.

         In June 2009, FASB issued FAS No. 167, Amendments to FASB Interpretation No. 46(R) ("FAS 167"). FAS 167 changes how a company determines when a variable interest entity should be consolidated.
         FAS 167 is effective for fiscal year beginning after November 15, 2009, and for interim period within the fiscal year. Management is evaluating the impact of adopting FAS 167 on Toyota's consolidated financial statements.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

3. Accounting procedures specific to quarterly consolidated financial statements:

         Provision for income taxes

         The provision for income taxes is computed by multiplying quarterly income before income taxes and equity in earnings of affiliated companies by estimated annual effective tax rates. These estimated annual effective tax rates reflect anticipated investment tax credits, foreign tax credits and other items including changes in valuation allowances, that affect estimated annual effective tax rates.



4.       U.S. dollar amounts:

         U.S. dollar amounts presented in the condensed consolidated financial statements and related notes are included solely for the convenience of the reader and are unaudited. These translations should not be construed as representations that the yen amounts actually represent, or have been or could be converted into, U.S. dollars. For this purpose, the rate of (Y)96.01 = U.S. $1, the approximate current exchange rate at June 30, 2009, was used for the translation of the accompanying condensed consolidated financial amounts of Toyota as of and for the period ended June 30, 2009.



5.       Derivative financial instruments:

         Toyota adopted FAS No. 161, Disclosures about Derivative Instruments and Hedging Activities - an amendment of FASB Statement No. 133, from the fiscal year ended March 31, 2009.

         Toyota employs derivative financial instruments, including foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements and interest rate options to manage its exposure to fluctuations in interest rates and foreign currency exchange rates. Toyota does not use derivatives for speculation or trading.

         Fair value hedges -
         Toyota enters into interest rate swaps and interest rate currency swap agreements mainly to convert its fixed-rate debt to variable-rate debt. Toyota uses interest rate swap agreements in managing interest rate risk exposure. Interest rate swap agreements are executed as either an integral part of specific debt transactions or on a portfolio basis. Toyota uses interest rate currency swap agreements to hedge exposure to currency exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies. Notes and loans payable issued in foreign currencies are hedged by concurrently executing interest rate currency swap agreements, which involve the exchange of foreign currency principal and interest obligations for each functional currency obligations at agreed-upon currency exchange and interest rates.

         For the three months ended June 30, 2009, the ineffective portion of Toyota's fair value hedge relationships was not material. For fair value hedging relationships, the components of each derivative's gain or loss are included in the assessment of hedge effectiveness.

         Undesignated derivative financial instruments -
         Toyota uses foreign exchange forward contracts, foreign currency options, interest rate swaps, interest rate currency swap agreements, and interest rate options, to manage its exposure to foreign currency exchange rate fluctuations and interest rate fluctuations from an economic perspective, and for which Toyota is unable or has elected not to apply hedge accounting.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

         Fair value and gains or losses on derivative financial instruments - The following table summarizes the fair values of derivative financial instruments at June 30, 2009 and March 31, 2009:



                                                                                                                      U.S. dollars
                                                                                          Yen in millions             in millions
                                                                                 ---------------------------------   ---------------
                                                                                  June 30, 2009    March 31, 2009     June 30, 2009
                                                                                 ---------------   ---------------   ---------------
         Derivative financial instruments designated as
             hedging instruments
                Interest rate and currency swap agreements
                      Prepaid expenses and other current assets                  (Y)     61,677    (Y)     35,882    $          642
                      Investments and other assets - Other                              103,851            83,014             1,082
                                                                                 ---------------   ---------------   ---------------
                      Total                                                      (Y)    165,528    (Y)    118,896    $        1,724
                                                                                 ===============   ===============   ===============
                      Other current liabilities                                  (Y)    (15,207)   (Y)    (47,022)   $         (158)
                      Other long-term liabilities                                       (21,587)          (79,634)             (225)
                                                                                 ---------------   ---------------   ---------------
                      Total                                                      (Y)    (36,794)   (Y)   (126,656)   $         (383)
                                                                                 ===============   ===============   ===============
         Undesignated derivative financial instruments
                Interest rate and currency swap agreements
                      Prepaid expenses and other current assets                  (Y)     66,220    (Y)     58,454    $          690
                      Investments and other assets - Other                              177,368           177,487             1,847
                                                                                 ---------------   ---------------   ---------------
                      Total                                                      (Y)    243,588    (Y)    235,941    $        2,537
                                                                                 ===============   ===============   ===============
                      Other current liabilities                                  (Y)    (62,573)   (Y)    (61,593)   $         (652)
                      Other long-term liabilities                                      (161,310)         (236,877)           (1,680)
                                                                                 ---------------   ---------------   ---------------
                      Total                                                      (Y)   (223,883)   (Y)   (298,470)   $       (2,332)
                                                                                 ===============   ===============   ===============
                Foreign exchange forward and option contracts
                      Prepaid expenses and other current assets                  (Y)     11,167    (Y)     32,443    $          116
                      Investments and other assets - Other                                  171               250                 2
                                                                                 ---------------   ---------------   ---------------
                      Total                                                      (Y)     11,338    (Y)     32,693    $          118
                                                                                 ===============   ===============   ===============
                      Other current liabilities                                  (Y)    (23,916)   (Y)    (25,675)   $         (249)
                      Other long-term liabilities                                          (217)               --                (2)
                                                                                 ---------------   ---------------   ---------------
                      Total                                                      (Y)    (24,133)   (Y)    (25,675)   $         (251)
                                                                                 ===============   ===============   ===============

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

         The following table summarizes the notional amounts of derivative financial instruments at June 30, 2009 and March 31, 2009:


                                                                         Yen in millions              U.S. dollars in millions
                                                                  ------------------------------   -----------------------------
                                                                          June 30, 2009                    June 30, 2009
                                                                  ------------------------------   -----------------------------
                                                                    Designated    Undesignated       Designated    Undesignated
                                                                    derivative     derivative        derivative     derivative
                                                                     financial      financial         financial      financial
                                                                    instruments    instruments       instruments    instruments
                                                                  -------------- ---------------   -------------- --------------
Interest rate and currency swap agreements                        (Y) 1,788,209  (Y) 11,884,021    $      18,625  $     123,779
Foreign exchange forward and option contracts                                --       1,295,470               --         13,493
                                                                  -------------- ---------------   -------------- --------------
Total                                                             (Y) 1,788,209  (Y) 13,179,491    $      18,625  $     137,272
                                                                  ============== ===============   ============== ==============

                                                                          Yen in millions
                                                                  ------------------------------
                                                                          March 31, 2009
                                                                  ------------------------------
                                                                    Designated     Undesignated
                                                                    derivative      derivative
                                                                     financial      financial
                                                                    instruments    instruments
                                                                  -------------- ---------------
Interest rate and currency swap agreements                        (Y) 1,907,927  (Y) 12,472,179
Foreign exchange forward and option contracts                                --       1,562,876
                                                                  -------------- ---------------
Total                                                             (Y) 1,907,927  (Y) 14,035,055
                                                                  ============== ===============


         The following table summarizes the gains and losses on derivative financial instruments and hedged items reported in the consolidated statement of income for the first quarter ended June 30, 2009:



                                                                         Yen in millions                 U.S. dollars in millions
                                                                  --------------------------------   -------------------------------
                                                                    For the first quarter ended        For the first quarter ended
                                                                          June 30, 2009                        June 30, 2009
                                                                  --------------------------------   -------------------------------
                                                                     Gains or                           Gains or
                                                                     (losses)         Gains or          (losses)         Gains or
                                                                   on derivative    (losses) on       on derivative    (losses) on
                                                                     financial      hedged items        financial      hedged items
                                                                    instruments                        instruments
                                                                  --------------- ----------------   --------------- ---------------
 Derivative financial instruments designated as
     hedging instruments -
     Fair value hedge
        Interest rate and currency swap agreements
            Cost of financing operations                          (Y)    132,288  (Y)    (134,357)   $        1,378  $       (1,399)
            Interest expense                                                  14              (14)                0              (0)

 Undesignated derivative financial instruments
       Interest rate and currency swap agreements
              Cost of financing operations                        (Y)     79,420  (Y)          --    $          827  $           --
              Foreign exchange gain (loss), net                              (58)              --                (1)             --
       Foreign exchange forward and option contracts
              Cost of financing operations                               (11,284)              --              (118)             --
              Foreign exchange gain (loss), net                           15,170               --               158              --

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

         Credit risk related contingent features -
         Toyota enters into International Swaps and Derivatives Association Master Agreements with counterparties. These Master Agreements contain a provision requiring either Toyota or the counterparty to settle the contract or to post assets to the other party in the event of a ratings downgrade below a specified threshold.

         The aggregate fair value amount of derivative financial instruments that contain credit risk related contingent features that are in a net liability position as of June 30, 2009 is (Y)48,485 million ($505 million). The aggregate fair value amount of assets that are already posted as of June 30, 2009 is (Y)4,801 million ($50 million). If the ratings of Toyota decline below specified thresholds, the maximum amount of assets to be posted or for which Toyota could be required to settle the contracts is (Y)48,485 million ($505 million) as of June 30, 2009.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

6.       Contingencies:

         Toyota enters into contracts with Toyota dealers to guarantee customers' payments of their installment payables that arise from installment contracts between customers and Toyota dealers, as and when requested by Toyota dealers. Toyota is required to execute its guarantee primarily when customers are unable to make required payments. The maximum potential amount of future payments as of June 30, 2009 is (Y)1,569,726 million ($16,350 million). Liabilities for guarantee totaling (Y)5,705 million ($59 million) have been provided as of June 30, 2009. Under these guarantee contracts, Toyota is entitled to recover any amount paid by Toyota from the customers whose original obligations Toyota has guaranteed.

         Toyota, certain other automobile manufacturers, the National Automobile Dealers Association and the Canadian Automobile Dealers Association were named as defendants in purported nationwide class action lawsuits on behalf of all purchasers of new motor vehicles in the United States. The complaints allege that the defendants violated the Sherman Antitrust Act by conspiring to prevent the sale to United States citizens of vehicles produced for the Canadian market. The complaints seek injunctions against the alleged antitrust violations and treble damages in an unspecified amount. Toyota believes that its actions have been lawful. In the interest of quickly resolving these legal actions, however, Toyota entered into a settlement agreement with the plaintiffs. The settlement agreement is pending the approval of the court, and immediately upon approval the plaintiffs will, in accordance with the terms of the settlement agreement, withdraw all pending actions in the court and all related actions will be closed.

         Toyota has various other legal actions, governmental proceedings and other claims pending against it, including product liability claims in the United States. Toyota cannot currently determine its potential liability or the damages, if any, with respect to these claims. However, based upon information currently available to Toyota, Toyota believes that its losses from these matters, if any, would not have a material adverse effect on Toyota's financial position, operating results or cash flows.

         The European Union brought into effect a directive that requires member states to promulgate regulations implementing automobile manufacturers shall bear the costs for taking back end-of-life vehicles and dismantling and recycling those vehicles. Currently, there are uncertainties surrounding the implementation of the applicable regulations in different European Union member states, particularly regarding manufacturer responsibilities and resultant expenses that may be incurred. Based on the legislation that has been enacted to date, Toyota has provided for its estimated liability. Although Toyota does not expect its compliance with the directive to result in significant cash expenditures, Toyota is continuing to assess the impact of this future legislation on its results of operations, cash flows and financial position.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

7.       Segment data:

         The operating segments reported below are the segments of Toyota for which separate financial information is available and for which operating income/loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

         The major portions of Toyota's operations on a worldwide basis are derived from the Automotive and Financial Services business segments. The Automotive segment designs, manufactures and distributes sedans, minivans, compact cars, sport-utility vehicles, trucks and related parts and accessories. The Financial Services segment consists primarily of financing, and vehicle and equipment leasing operations to assist in the merchandising of the parent company and its affiliate companies products as well as other products. The All Other segment includes the design, manufacturing and sales of housing, telecommunications and other business.

         The following tables present certain information regarding Toyota's industry segments and operations by geographic areas and overseas revenues by destination for the first quarter ended June 30, 2008 and 2009.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

         Segment operating results -
         For the first quarter ended June 30, 2008:

                                                                         Yen in millions
                                 ---------------------------------------------------------------------------------------------------
                                                          Financial                             Inter-segment
                                      Automotive          Services            All Other          Elimination        Consolidated
                                 ------------------- ------------------- ------------------- ------------------- -------------------
Net revenues
 Sales to external customers     (Y)      5,715,741  (Y)        356,287  (Y)        143,102  (Y)             --  (Y)      6,215,130
 Inter-segment sales
  and transfers                               5,206               6,886             145,064            (157,156)                 --
                                 ------------------- ------------------- ------------------- ------------------- -------------------
      Total                               5,720,947             363,173             288,166            (157,156)          6,215,130
 Operating expenses                       5,388,602             284,039             285,204            (155,306)          5,802,539
                                 ------------------- ------------------- ------------------- ------------------- -------------------
 Operating income                (Y)        332,345  (Y)         79,134  (Y)          2,962  (Y)         (1,850) (Y)        412,591
                                 =================== =================== =================== =================== ===================


         For the first quarter ended June 30, 2009:


                                                                         Yen in millions
                                 ---------------------------------------------------------------------------------------------------
                                                          Financial                             Inter-segment
                                      Automotive          Services            All Other          Elimination        Consolidated
                                 ------------------- ------------------- ------------------- ------------------- -------------------
Net revenues
 Sales to external customers     (Y)      3,410,071  (Y)        314,996  (Y)        111,010  (Y)             --  (Y)      3,836,077
 Inter-segment sales
  and transfers                               2,896               5,153              93,139            (101,188)                 --
                                 ------------------- ------------------- ------------------- ------------------- -------------------
      Total                               3,412,967             320,149             204,149            (101,188)          3,836,077
 Operating expenses                       3,652,104             270,532             208,695            (100,391)          4,030,940
                                 ------------------- ------------------- ------------------- ------------------- -------------------
 Operating income (loss)         (Y)       (239,137) (Y)         49,617  (Y)         (4,546) (Y)           (797) (Y)       (194,863)
                                 =================== =================== =================== =================== ===================


                                                                     U.S. dollars in millions
                                 ---------------------------------------------------------------------------------------------------
                                                          Financial                             Inter-segment
                                      Automotive          Services            All Other          Elimination        Consolidated
                                 ------------------- ------------------- ------------------- ------------------- -------------------
Net revenues
 Sales to external customers     $           35,518  $            3,281  $            1,156  $               --  $           39,955
 Inter-segment sales
   and transfers                                 30                  54                 970              (1,054)                 --
                                 ------------------- ------------------- ------------------- ------------------- -------------------
      Total                                  35,548               3,335               2,126              (1,054)             39,955
 Operating expenses                          38,039               2,818               2,173              (1,045)             41,985
                                 ------------------- ------------------- ------------------- ------------------- -------------------
 Operating income (loss)         $           (2,491) $              517  $              (47) $               (9) $           (2,030)
                                 =================== =================== =================== =================== ===================

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

         Geographic Information -
         For the first quarter ended June 30, 2008:

                                                                     Yen in millions
                      --------------------------------------------------------------------------------------------------------------
                                                                                                      Inter-segment
                           Japan      North America      Europe           Asia            Other        Elimination    Consolidated
                      -------------- --------------- --------------- --------------- --------------- --------------- ---------------
Net revenues
  Sales to external
   customers          (Y) 2,029,943  (Y)  2,048,269  (Y)    871,858  (Y)    719,133  (Y)    545,927  (Y)         --  (Y)  6,215,130
  Inter-segment sales
   and transfers          1,630,909          42,870          44,305          79,215          82,717      (1,880,016)             --
                      -------------- --------------- --------------- --------------- --------------- --------------- ---------------
      Total               3,660,852       2,091,139         916,163         798,348         628,644      (1,880,016)      6,215,130
  Operating expenses      3,443,690       2,021,965         895,875         728,978         584,192      (1,872,161)      5,802,539
                      -------------- --------------- --------------- --------------- --------------- --------------- ---------------
  Operating income    (Y)   217,162  (Y)     69,174  (Y)     20,288  (Y)     69,370  (Y)     44,452  (Y)     (7,855) (Y)    412,591
                      ============== =============== =============== =============== =============== =============== ===============



           For the first quarter ended June 30, 2009:

                                                                     Yen in millions
                      --------------------------------------------------------------------------------------------------------------
                                                                                                      Inter-segment
                           Japan      North America      Europe           Asia            Other        Elimination    Consolidated
                      -------------- --------------- --------------- --------------- --------------- --------------- ---------------
Net revenues
  Sales to external
   customers          (Y) 1,398,778  (Y)  1,155,390  (Y)    500,055  (Y)    457,940  (Y)    323,914  (Y)         --  (Y)  3,836,077
  Inter-segment sales
   and transfers            783,029          19,840          15,018          36,169          19,392        (873,448)             --
                      -------------- --------------- --------------- --------------- --------------- --------------- ---------------
      Total               2,181,807       1,175,230         515,073         494,109         343,306        (873,448)      3,836,077
  Operating expenses      2,393,809       1,178,867         535,460         467,207         325,923        (870,326)      4,030,940
                      -------------- --------------- --------------- --------------- --------------- --------------- ---------------
  Operating income
   (loss)             (Y)  (212,002) (Y)     (3,637) (Y)    (20,387) (Y)     26,902  (Y)     17,383  (Y)     (3,122) (Y)   (194,863)
                      ============== =============== =============== =============== =============== =============== ===============



                                                                     U.S. dollars in millions
                      --------------------------------------------------------------------------------------------------------------
                                                                                                      Inter-segment
                           Japan      North America      Europe           Asia            Other        Elimination    Consolidated
                      -------------- --------------- --------------- --------------- --------------- --------------- ---------------
Net revenues
  Sales to external
   customers          $      14,569  $       12,034  $        5,208  $        4,770  $        3,374  $           --  $       39,955
  Inter-segment sales
   and transfers              8,156             207             157             376             202          (9,098)             --
                      -------------- --------------- --------------- --------------- --------------- --------------- ---------------
      Total                  22,725          12,241           5,365           5,146           3,576          (9,098)         39,955
  Operating expenses         24,933          12,279           5,577           4,866           3,395          (9,065)         41,985
                      -------------- --------------- --------------- --------------- --------------- --------------- ---------------
  Operating income
   (loss)             $      (2,208) $          (38) $         (212) $          280  $          181  $          (33) $       (2,030)
                      ============== =============== =============== =============== =============== =============== ===============

         "Other" consists of Central and South America, Oceania and Africa.


         Revenues are attributed to geographies based on the country location of the parent company or subsidiary that transacted the sale with the external customer.

         Transfers between industries or geographic segments are made at amounts which Toyota's management believes approximate arm's-length transactions. In measuring the reportable segments' income or losses, operating income consists of revenue less operating expenses.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

         Overseas Revenues by destination -
         The following information shows revenues that are attributed to countries based on location of customers, excluding customers in Japan. In addition to the disclosure requirements under FAS No. 131, Disclosure about Segments of an Enterprise and Related Information, Toyota discloses this information in order to provide financial statement users with valuable information.


                                                                 U.S. dollars
                         Yen in millions    Yen in millions      in millions
                       ------------------ ------------------ -------------------
                          For the first       For the first     For the first
                          quarter ended       quarter ended     quarter ended
                          June 30, 2008       June 30, 2009     June 30, 2009
                       ------------------ ------------------ -------------------

         North America  (Y)  2,115,360    (Y)     1,176,923  $           12,258
         Europe                864,660              495,472               5,161
         Asia                  764,507              514,791               5,362
         Other                 996,671              515,047               5,364


         "Other" consists of Central and South America, Oceania, Africa and the Middle East, etc.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

8.       Per share amounts:

         Reconciliations of the differences between basic and diluted net income
         (loss) attributable to Toyota Motor Corporation per share for the first quarter ended June 30, 2008 and 2009 are as follows:


                                                                 Yen in           Thousands                              U.S.
                                                                millions          of shares            Yen             dollars
                                                           ----------------- ------------------ ----------------- ------------------
                                                                                                   Net income        Net income
                                                              Net income                             (loss)            (loss)
                                                                (loss)           Weighted-       attributable to   attributable to
                                                            attributable to    average shares     Toyota Motor      Toyota Motor
                                                              Toyota Motor                         Corporation       Corporation
                                                              Corporation                           per share         per share
                                                           ----------------- ------------------ ----------------- ------------------
          For the first quarter ended June 30, 2008
          Basic  net  income  attributable  to  Toyota
            Motor Corporation per common share             (Y)      353,659          3,149,288  (Y)       112.30
          Effect of diluted securities
            Assumed exercise of dilutive stock options                   (0)               458
                                                           ----------------- ------------------ ----------------- ------------------
          Diluted net income attributable to Toyota
            Motor Corporation per common share             (Y)      353,659          3,149,746  (Y)       112.28
                                                           ================= ================== ================= ==================
          For the first quarter ended June 30, 2009
          Basic net loss  attributable to Toyota Motor
            Corporation per common share                   (Y)      (77,822)         3,135,918  (Y)       (24.82) $           (0.26)
          Effect of diluted securities
            Assumed exercise of dilutive stock options                   --                 --
                                                           ----------------- ------------------ ----------------- ------------------
          Diluted net loss attributable to Toyota
            Motor Corporation per common share             (Y)      (77,822)         3,135,918  (Y)       (24.82) $           (0.26)
                                                           ================= ================== ================= ==================


         Certain stock options were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share for the first quarter ended June 30, 2008 because the options' exercise prices were greater than the average market price per common share during the period.

         Assumed exercise of stock options was not included in the computation of diluted net loss attributable to Toyota Motor Corporation per share for the first quarter ended June 30, 2009 because it had an antidilutive effect due to the net loss attributable to Toyota Motor Corporation for the first quarter ended June 30, 2009.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

         In addition to the disclosure requirements under FAS No. 128, Earnings per Share, Toyota discloses the information below in order to provide financial statement users with valuable information.

         The following table shows Toyota Motor Corporation shareholders' equity per share as of June 30, 2009 and March 31, 2009. Toyota
         Motor Corporation shareholders' equity per share amounts are calculated by dividing Toyota Motor Corporation shareholders' equities' amount at the end of each period by the number of shares issued and outstanding, excluding treasury stock at the end of the corresponding period.



                                                                 Yen in           Thousands                              U.S.
                                                                millions          of shares            Yen             dollars
                                                           ----------------- ------------------ ----------------- ------------------
                                                                                Shares issued
                                                              Toyota Motor           and          Toyota Motor      Toyota Motor
                                                              Corporation        outstanding       Corporation       Corporation
                                                             shareholders'      at the end of    shareholders'     Shareholders'
                                                                 equity          the period     equity per share  equity per share
                                                                                 (excluding
                                                                               treasury stock)
                                                           ----------------- ------------------ ----------------- ------------------
           As of June 30, 2009                             (Y)   10,066,208          3,135,937  (Y)     3,209.95  $           33.43
           As of March 31, 2009                            (Y)   10,061,207          3,135,882  (Y)     3,208.41



         On June 23, 2009, at the Ordinary General Shareholders' Meeting, the shareholders of the parent company approved to distribute year-end cash dividends of (Y)109,756 million ($1,143 million), (Y)35 ($0.36) per share, effective on June 24, 2009.

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

9.       Fair value measurements:

         Toyota adopted FAS No.157, Fair Value Measurements ("FAS 157"), from the fiscal year ended March 31, 2009. In FAS 157, three levels of input which are used to measure fair value are as follows.

         Level 1: Quoted prices in active markets for identical assets or liabilities

         Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the assets or liabilities

         Level 3: Unobservable inputs for assets or liabilities



         The following table summarizes the fair values of the assets and liabilities measured at fair value on a recurring basis at June 30, 2009 and March 31, 2009:



                                                                                            Yen in millions
                                                                     ---------------------------------------------------------------
                                                                                             June 30, 2009
                                                                     ---------------------------------------------------------------
                                                                         Level 1         Level 2         Level 3          Total
                                                                     --------------- --------------- --------------- ---------------
           Assets
               Cash equivalents                                      (Y)  1,563,322  (Y)     87,527  (Y)         --  (Y)  1,650,849
               Marketable securities and other securities
                   investments                                            2,277,911         189,518          18,883       2,486,312
               Derivative financial instruments                                  --         409,614          10,840         420,454
                                                                     --------------- --------------- --------------- ---------------
                  Total                                              (Y)  3,841,233  (Y)    686,659  (Y)     29,723  (Y)  4,557,615
                                                                     =============== =============== =============== ===============
           Liabilities
               Derivative financial instruments                      (Y)         --  (Y)   (267,121) (Y)    (17,689) (Y)   (284,810)
                                                                     --------------- --------------- --------------- ---------------
                  Total                                              (Y)         --  (Y)   (267,121) (Y)    (17,689) (Y)   (284,810)
                                                                     =============== =============== =============== ===============


                                                                                            Yen in millions
                                                                     ---------------------------------------------------------------
                                                                                             March 31, 2009
                                                                     ---------------------------------------------------------------
                                                                         Level 1         Level 2         Level 3          Total
                                                                     --------------- --------------- --------------- ---------------
           Assets
               Cash equivalents                                      (Y)  1,473,407  (Y)    115,339  (Y)         --  (Y)  1,588,746
               Marketable securities and other securities
                   investments                                            2,273,294         187,236          19,581       2,480,111
               Derivative financial instruments                                  --         369,572          17,958         387,530
                                                                     --------------- --------------- --------------- ---------------
                  Total                                              (Y)  3,746,701  (Y)    672,147  (Y)     37,539  (Y)  4,456,387
                                                                     =============== =============== =============== ===============


           Liabilities
               Derivative financial instruments                      (Y)         --  (Y)   (427,109) (Y)    (23,692) (Y)   (450,801)
                                                                     --------------- --------------- --------------- ---------------
                  Total                                              (Y)         --  (Y)   (427,109) (Y)    (23,692) (Y)   (450,801)
                                                                     =============== =============== =============== ===============

TOYOTA MOTOR CORPORATION
Notes to Unaudited Consolidated Financial Statements
--------------------------------------------------------------------------------

                                                                                       U.S. dollars in millions
                                                                     ---------------------------------------------------------------
                                                                                             June 30, 2009
                                                                     ---------------------------------------------------------------
                                                                         Level 1         Level 2         Level 3          Total
                                                                     --------------- --------------- --------------- ---------------
           Assets
               Cash equivalents                                      $       16,283  $          912  $           --  $       17,195
               Marketable securities and other securities
                   investments                                               23,726           1,974             196          25,896
               Derivative financial instruments                                  --           4,266             113           4,379
                                                                     --------------- --------------- --------------- ---------------
                  Total                                              $       40,009  $        7,152  $          309  $       47,470
                                                                     =============== =============== =============== ===============


           Liabilities
               Derivative financial instruments                      $           --  $       (2,782) $         (184) $       (2,966)
                                                                     --------------- --------------- --------------- ---------------
                  Total                                              $           --  $       (2,782) $         (184) $       (2,966)
                                                                     =============== =============== =============== ===============


         The following is a description of the valuation methodologies used for the assets and liabilities measured at fair value, key inputs and significant assumptions:

         Cash equivalents -
         Cash equivalents represent highly liquid investments with original maturities of three months or less. Generally, quoted market prices are used to determine the fair value of these instruments.

         Marketable securities and other securities investments -
         Marketable securities and other securities investments include debt securities and equity securities. Toyota uses quoted market prices for identical or similar assets or liabilities to measure fair value. Marketable securities and other securities investments classified as Level 3 include retained interests in securitized financial receivables, which are measured at fair value using the assumptions such as interest rate, loss severity and other factors.

         Derivative financial instruments -
         Toyota estimates the fair value of derivative financial instruments using industry-standard valuation models that requires observable inputs including interest rates and foreign exchange rates, and the contractual terms. In other certain cases when market data is not available, key inputs to the fair value measurement include quotes from counterparties, and other market data. Toyota's derivative fair value measurements consider assumptions about counterparty and our own non-performance risk, using such as credit default probabilities.



         The changes in Level 3 assets and liabilities measured at fair value on a recurring basis for the first quarter ended June 30, 2009 were not material.



         Certain assets and liabilities are measured at fair value on a nonrecurring basis. The assets and liabilities measured at fair value on a nonrecurring basis for the first quarter ended June 30, 2009 were not material.